Material Fact – 07/21

Copel UNITs Program - Minimum Adherence Achieved

Companhia Paranaense de Energia – COPEL ("Company"), a company that generates, transmits, distributes and sells energy, with shares traded on B3 (CPLE3, CPLE5, CPLE6), NYSE (ELPVY, ELP) and LATIBEX (XCOP), further to the material fact 06/21, of March 17, 2021, hereby informs its shareholders and the market in general that the period for requesting the conversion of shares and formation of share deposit certificates ("UNITs") under the 1st Share Conversion and Share Deposit Certificate Formation Program ("1st UNITs Program" or "Program") ended on April 20, 2021.

During the request period, the number of requests for UNIT training by non-controlling shareholders exceeded the minimum number of two hundred and twenty-nine million, one hundred and seventy-two thousand, eight hundred and seventy-eight (229,172,878) UNITs established in the 1st UNIT program. Accordingly, the respective shareholders requested (i) the conversion of 362,580,947 common shares into class "B" preferred shares, the conversion of 139,520 class "A" preferred shares into class "B" preferred shares, the total conversion of 82,330,391 class "B" preferred shares in common shares; and (ii) the formation of 248,134,108 UNITs.

In this way, the necessary condition for the implementation of the Program was verified and, therefore, the consequent formation, issuance and credit of UNITs to shareholders.

In addition, as per items 1.10 and 2.6 of the 1st UNITs Program, with the end of the request period, the Paraná State, as controlling shareholder, will also state the number of common shares held to be converted into class "B" preferred shares and the number of UNITs to be formed.

The Board of Directors will meet on Friday, April 23, 2021, to approve the total number of shares converted and the total number of UNITs formed, including the requests of the controlling and non-controlling shareholders, and, therefore, implement the 1st UNITs Program with the issue and credit of UNITs to shareholders. For purposes of the Program, the Board of Directors will also establish April 26, 2021 as the "UNITs Formation Date" and the "UNITs Crediting Date".

The Company will keep its shareholders and the market informed of the implementation of the 1st UNITs Program.

Curitiba, April 22, 2021.

Adriano Rudek de Moura
Chief Financial and Investor Relations Officer
For further information, please contact the Investor Relations team:
ri@copel.com or (41) 3331-4011